Exhibit 99.1

BIGLARI HOLDINGS INC.
175 EAST HOUSTON STREET, SUITE 1300
SAN ANTONIO, TEXAS 78205
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

August 23, 2011

Mr. Michael A. Woodhouse
Chairman and CEO
Cracker Barrel Old Country Store, Inc.
P.O. Box 787
Hartmann Drive
Lebanon, Tennessee 37088

Dear Mike:

Doubtless you know we are owners of 9.3% of the outstanding shares of Cracker Barrel Old Country Store, Inc. As the largest stockholder of Cracker Barrel, we are deeply disturbed over your failure to disclose operating segments for both the restaurant and the retail operations of the business, as mandated by the Securities and Exchange Commission (the “SEC”) in accordance with FASB Accounting Standards Codification 280, Segment Reporting (“ASC 280”). To govern this business effectively, you must separately measure, monitor, and manage both segments — restaurants and retail operations — and by doing so, you are required to provide detailed financials on each of the two segments to all stockholders.

Cracker Barrel is in two businesses — restaurant and retail. In your most recent Annual Report on Form 10-K, you clearly delineated the two operations by stating that the Company operates “Cracker Barrel restaurants and gift shops…. The restaurants serve breakfast, lunch and dinner.  The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.” In addition, through presentations to investors, you disseminate facts about the two components, two pages of which I have enclosed from your Fact Book (available at http://investor.crackerbarrel.com/results.cfm): on restaurant operations and on retail operations.  Naturally, you distinguished between the two segments, acknowledging that each Cracker Barrel has two separate and substantial businesses — restaurant and retail — under one roof.

However, the Company’s 10K further states: “Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment.” However, I certainly hope you do not “allocate resources and assess performance” based on a solitary, consolidated review of the business. Detailed sub-segment numbers are the ones I would expect you to zero in on when evaluating and managing Cracker Barrel. You would certainly be making a grave managerial blunder if you were failing to measure and master the operations of the duo of segments because of, say, a failure to apportion cost when assessing the performance of both the restaurant and the retail operations.

But I have reason to believe that for internal purposes you do not allocate resources or appraise performance based on consolidated figures. For instance, in the Company’s 10Ks and 10Qs you have consistently broken down revenue between restaurant and retail operations as well as discussed and separated purchasing and inventory management.  Furthermore, you have designed a parallel management structure dividing restaurant management from retail management. From the Company’s 10K: “Each store is assigned to both a restaurant and a retail district manager and each district is assigned to both a restaurant and a retail regional vice president.” In other words, in every unit there is a retail manager who reports to a retail district manager who in turn reports to a retail vice president, and a general manager who reports to a restaurant district manager who reports to a restaurant vice president. (Additionally, you confirmed to me that the general manager does not have authority to terminate the retail manager because that’s the responsibility of the retail district manager — a clear delineation of authority.) The Company also employs both a Senior Vice President in charge of Restaurant Operations as well as a Senior Vice President of Retail. Rationally, the senior management structure further supports the existence of two distinct reportable segments. Under FASB rules, one of the necessities for splitting operating segments is for there to exist a chief operating decision maker — a function, not necessarily a person — and therefore could consist of several individuals who have the ability to apportion resources to and assess the performances of operating segments. To suggest that separate financial information is unavailable to distinct segment managers (and, in turn, to the Company’s CEO or Board of Directors) in order to enable them to perform their essential functions is disingenuous at best and dereliction of duty at worst.

I think we have established as fact that you identify the businesses separately, measure them separately, and manage them separately. But you fail in fully reporting them separately. Admittedly, it is conceivable that you just founder in performing a full evaluation of the two segments and thus have failed to report them in accordance with the rule. Doing so would be a sin of bad judgment, bad business, and bad accounting.

Consequently, reviewing and assessing performance of the restaurant operations apart from the retail operations internally is good business, and reporting entirely on both externally, to all investors, is good accounting. The inclusion of the Company’s restaurant and retail operations as separate reportable segments would meet the objectives set forth in ASC 280-10-1, for by doing so and thereby providing information about the two businesses in which the Company engages would “help users of financial statements do all of the following:  (a) better understand the public entity’s performance; (b) better assess its prospects for future net cash flows; and (c) make more informed judgments about the public entity as a whole.”  Failure to distinguish and divide segments privately and publicly could result in one side of the business subsidizing the other unbeknownst to management or to investors. Plainly, how can we shareholders judge the performance of, say, the restaurant business if you combine with it the operating expenses of the retail business that make up approximately 20% of the Company’s total revenue?

As the largest owner, a professional investor, and an experienced operator, I assure you that disaggregating the financial data of the retail business from the restaurant business is imperative and integral to conducting robust investment analysis. As investors, we must utilize the data concerning the relative profitability of the two operating segments to gain better understanding of the performance of the entire Company and to more accurately estimate its intrinsic value.

When we spoke on August 10, I said that I would require more details on the retail business, such as its direct labor costs, to gauge its performance. In turn, you offered me the opportunity to review inside information. While I absolutely would need data to evaluate the pair of business segments properly and consequently judge the effectiveness of management, I believe the right thing to do is to treat all shareholders equally. Thus, I declined your offer on the basis that I would possess the same advantage as insiders but leave all other stockholders at an informational disadvantage. Such is not the way we operate and such is not the way we want the management of Cracker Barrel to operate.

Furthermore, I remain quite disconcerted about the obvious omission made by you and the Board, namely the Audit Committee. Perhaps most disturbing to me is that you are a former CFO of the Company who has had the opportunity to review the disclosure requirements as well as set policy. In my conversation with you I found it incredible when you stated your belief that the Company was in compliance because in past SEC reviews, the agency did not raise the issue of segment reporting, and that alone, you concluded, validated the accuracy and adequacy of the Company’s reporting. You said, “The SEC has no issues with it.” Larry Hyatt, the Company’s current CFO, even went further when he commented, “In the last two comment letters segment reporting was not raised by the Division of Corporate Finance which means that they are implicitly accepting the disclosures.” These statements were positively shocking.

I question how the Board of Directors, particularly the Audit Committee, would ignore the necessity to ask the probing questions and ensure that the financial reporting to owners reflects the manner in which the Board and management review the business. It is quite unimaginable and unconscionable if the Board has not reviewed segment data. If the Board has reviewed detailed numbers on both restaurant and retail operations, then, we ask, why would the Board members think that shareholders should not be entitled to the same privilege?  If the Board has not done so, how can it be properly fulfilling its fiduciary duty?

I believe you have taken the low road in accounting disclosure and have thereby set the wrong tone at the top, a demonstrable and clear marker of poor corporate governance. Because of your decision not to provide segment reporting, your rationale behind that decision, your offering of confidential data, and your allusions to SEC affirmation — each sufficient reason for concern but which in aggregate paints a troubling picture — I deemed it necessary to apprise you formally, as the Chairman of the Board, so you could immediately inform your fellow Board members and take swift action to rectify the inherent problems. At this juncture, the best course is not to conjure up fallible arguments, e.g., unallocated costs difficult to apportion, among others, but rather, to face the reality that Cracker Barrel is in two businesses, manages them that way, measures them that way, and should report them that way. However, if you think that Cracker Barrel is not in two businesses, then the problem is actually a more serious one because it would communicate to your owners that you do not understand the business you are in.

In the final analysis, you are either not properly measuring the restaurant and retail businesses, and thus you are not properly managing them, or you are measuring/managing them properly but failing to report both operating segments to your owners.

I plan to discuss the matter further in my previously scheduled meeting with Sandy Cochran and Larry Hyatt this Friday.

It is imperative that you remedy this problem as soon as practicable so that Cracker Barrel is in full compliance with the SEC.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

Restaurant Facts

- Store size: 8,900 to 10,000 sq. ft on approximately 2.5 acres of land
- Seats per restaurant: 177-207
- Average number of employees/store: 103
- Average unit volume: $3.23 million
- Average weekly traffic: 6,900
- Average check: $9.02, up 2.0%
- Meal mix
  - Breakfast—23%
  - Lunch--38%
  - Dinner—39%
- Commodity breakdown in FY10

– Dairy and Eggs	13%
– Beef	12
– Poultry	11
– Pork	10

- Leased vs owned: 400 locations owned, 67.2%
- % on-interstate vs off: 15.1% off-interstate
  - 4 of 11 are off-interstate in FY11
- Hourly turnover: 72%

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* Source: Cracker Barrel Old Country Store Fact Book (available at http://investor.crackerbarrel.com/results.cfm)

Retail Facts

- Size of retail
  - 20.5% of sales
  - 2,100 square feet
- $396/sq. ft.
- Average unit volume: $.83 million
- Sales categories
  - Apparel: 20%
  - Food: 18%
  - Home: 16%
  - Seasonal: 15%
  - Toys: 13%
- 32% of customers purchase retail
- Second quarter highest retail sales due to Christmas holiday shopping

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* Source: Cracker Barrel Old Country Store Fact Book (available at http://investor.crackerbarrel.com/results.cfm)